Shareholder Memo

There are at least 2 reasons to vote against Proposal 2 – the Do-Nothing Proposal:
Ratification of JPM management doing nothing in regard to the current special meeting provisions

Proposal 2 is a waste of shareholder money.
If Proposal 2 was not on the ballot JPM shareholders would not lose the provisions called for in Proposal 2.

The real purpose of Proposal 2 is to prevent shareholders from voting on a shareholder proposal that was submitted first to make it more practical for shareholders to call a special meeting. A similar shareholder proposal won 94% shareholder support at Nuance Communications (NUAN) in February 2018.

This is the JPM no-action request to prevent JPM shareholders from voting on the shareholder proposal:
JPMorgan Chase & Co. (February 26, 2018)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/kennethsteiner022618-14a8.pdf

JPM should advise how much shareholder money was spent on this no-action request by a big law firm – to see if it is a 5-figure sum.

JPM previously adopted an ownership threshold of 20% for shareholders to call a special meeting – which can mean that more than 50% of shareholders must be contacted during a short time period to simply call a special meeting. It is an advantage for shareholders to have an ownership threshold of 10% as called for in the original shareholder proposal. Plus many shareholders who want a special meeting can make a small paperwork error that will disqualify their shares from counting toward the 10% threshold. And JPM will watch the incoming paperwork like a hawk.

Thus the first reason to vote against Proposal 2 is to express preference to lower the ownership threshold to less than the unrealistically high 20%.

The second reason to vote against Proposal 2 is to send a message to management that a one-sided management ratification proposal in support of doing nothing is no substitute for a shareholder proposal that gives shareholders the choice of another option.

If the shareholder proposal had been published in the 2018 proxy JPM management could have even overwhelmed the shareholder proposal with 3-times as many words in opposition to the shareholder proposal. But at least shareholders would have a choice of reading both sides of the issue.

With the ratification proposal replacing the shareholder proposal shareholders can only read the one-sided management proxy text that is 100% in support of doing nothing.

It is an advantage for shareholders to have a choice and to read both sides of an issue.

Other companies will have a copycat version of the JPM do-nothing proposal:
CF Industries Holdings, Inc.
Capital One Financial Corporation (COF)
eBay Inc. (EBAY)
AES Corp (AES)

One can read the respective no-action requests for the above companies at:
Division of Corporation Finance
2018 No-Action Letters Issued Under Exchange Act Rule 14a-8
https://www.sec.gov/divisions/corpfin/cf-noaction/2018_14a-8.shtml

Proposal 2 talks about shareholder engagement.
A real example of JPM shareholder engagement is the letter sent to Lee R. Raymond, Lead Independent Director and William C. Weldon, Chair, Corporate Governance & Nominating Committee in regard to the do-nothing proposal – no response!

Vote against Proposal 2
The Do-Nothing Proposal:

John Chevedden
JPM shareholder since 2013